UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 05.08.2006	1st quarter 2006 Earnings Results

     Banco Bradesco posted Net Income of R$ 1.530 billion in the 1st quarter of 2006 (equivalent to EPS of R$ 1.56), compared to the R$ 1.205 billion Net Income recorded in the same period of 2005 (equivalent to EPS of R$ 1.22), a 27% increase. Net Income in the quarter was 4.6% higher than in the 4th quarter of 2005, which was R$ 1.463 billion. Return on Average Stockholders’ Equity (ROAE) stood at 34.6% (35.3% in 4Q05 and 34.7% in 1Q05). Total Assets reached R$ 216.4 billion, with a R$ 25.1 billion or 13.1% increase in the year and a R$ 7.7 billion or 3.7% increase in the quarter.

     In the 1st quarter of 2006, 30% of Bradesco’s Net Income was originated by Loans, 30% by Insurance, Pension Plans and Savings Bonds, 25% by Fee Income and 15% by Securities and Treasury.

     Adjusted Net Interest Income reached R$ 4.975 billion, up by 35.8% compared to 1Q05, and by 8.1% compared to 4Q05. Fee Income grew by R$ 379 million, or 22.8% between March 2005 and 2006, totaling R$ 2.040 billion. Fee Income expanded by R$ 30 million, or 1.5%, compared to 4Q05.

     Bradesco’s Efficiency Ratio for the accumulated 12-month period continues to present a constant improvement, standing at 52.7% in March 2005, 48.1% in June 2005, 45.7% in September 2005, 44.8% in December 2005 and, finally, 42.9% in March 2006.

     Bradesco’s Market Capitalization as of March 31, 2006 reached R$ 72.6 billion, corresponding to a 104.5% jump in 12 months, a variation significantly higher than Ibovespa’s, which evolved by 42.6% .

Investor Relations

Jean Philippe Leroy	–	55	11	3684.9229
Édina Rosária dos Santos	–	55	11	3684.9302
Luciano de Souza	–	55	11	3684.9231
Fábio Romanin	–	55	11	3684.5310
Alícia de Sichero Pallares	–	55	11	3684.2086

www.bradesco.com.br/ir

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees, reached R$ 95.2 billion, up by 26.8% in the year and by 4.9% in the quarter.

Loans, not including Sureties and Guarantees, reached R$ 84.4 billion, increasing by R$ 18.4 billion or 28% in the year and by R$ 3.3 billion or 4.1% in the quarter.

Loans to Individuals have recorded a R$ 12 billion growth, or 50.6%, in the year, and a R$ 2.5 billion growth, or 7.5%, in the quarter, mostly originated by higher demand for Personal Loans, Auto Loans and Finances of Goods, due to improvements in the Brazilian economy, the rise of wages, the unemployment rate decrease, as well as the reflection of operating agreements reached with retailers.

Loans to Corporates grew R$ 6.5 billion, or 15.3%, in the year, mostly in Working Capital Operations and BNDES Onlending, in line with the expected increase in sales, considering the observed economic recovery. In the quarter, the growth was of R$ 799 million, or 1.7%, with the main increases recorded in Working Capital operations and Export Financing.

SMEs have been gradually expanding their loan demand, recording a 22.9% increase in the Loan Portfolio y-o-y, and a 0.3% increase q-o-q. Referring to Large Corporates, a 9% increase in the Loan Portfolio was recorded y-o-y, while in the q-o-q analysis the increase was of 3%, also led by the fx impact observed in the period. In addition, it is worth mentioning that 91% of Sureties and Guarantees operations derive from Large Corporates.

Loan Portfolio by type of customer:

Asset Quality:

Regarding our Asset Quality, AA-C rated operations accounted for 92.8% of the Loan Portfolio in March 2006 (93.2% in December 2005 and 92.5% in March 2005), evidencing the continuous asset quality improvement. The Financial System showed in the same period of analysis an 89.6% ratio (90% in 4Q05 and 89.6% in 1Q05), while private banks presented 91.6%, 92.1% and 92.4%, respectively. An increase in delinquency ratios was observed, due to the change in the mix of the portfolio (focus on consumer financing). It is also possible to note this increase in the q-o-q comparison, as for seasonality factors.

The balance of Allowance for Doubtful Accounts (PDD) amounted to R$ 5.3 billion, corresponding to 6.3% of the Loan Portfolio, R$ 4.3 billion of which was required and R$ 1 billion was additional provisions.

The coverage ratio, which compares the total balance of Allowance for Loan Loss to the Loan Portfolio balance overdue for more than 59 days, which do not accrue interest, stood at 162%.

Deposits, Debentures and Technical Provisions

In the chart below we highlight the evolution of deposits and debentures on an y-o-y and q-o-q analysis:

	R$ billion			Variation
	Mar/06	Dec/05	Mar/05	q-o-q	y-o-y
Demand deposits	16.2	16.0	14.9	1.8%	8.8%
Savings deposits	25.6	26.2	24.5	(2.4)%	4.5%
Time deposits	32.3	32.8	31.8	(1.6)%	1.5%
Other	0.4	0.4	0.2	-	100.0%
Subtotal	74.5	75.4	71.4	(1.2)%	4.4%
Debentures	15.0	14.3	1.8	4.9%	733.3%
Subordinated Debt - CDs (Domestic Currency)	6.6	3.5	3.2	88.6	106.3
Total	96.1	93.2	76.4	3.1	25.8
Note: Debentures issued by Bradesco Leasing.

We also highlight the volume of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in product sales, as well as its conservative provisioning criteria, as follows:

	R$ billion			Variation
	Mar/06	Dec/05	Mar/05	q-o-q	y-o-y
Private Pension Plans	35.1	33.9	29.2	3.6%	20.2%
Insurance	5.3	4.9	4.1	9.0%	29.0%
Savings Bonds	2.2	2.1	2.0	1.7%	6.9%
Total	42.6	40.9	35.3	4.1%	20.5%
Note: Approximate values for Technical Provisions.

Capital

Bradesco’s Stockholders’ Equity in March 2006 totaled R$ 20.375 billion and the Reference Stockholders’ Equity reached R$ 28.847 billion. Thus, the Capital Adequacy Ratio (BIS) reached 16.7% in consolidated figures. Considering that the minimum requirement in Brazil is 11%, Bradesco’s potential to expand its Loan Portfolio is R$ 90.0 billion. In the quarter Bradesco issued, in the domestic market, approximately R$ 2.8 billion of subordinated CDs (note 19) which increased the Capital Adequacy Ratio (Tier 2) by approximately 1.5% .

Asset Management

Total Assets under Management reached R$ 131.3 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 25.3% y-o-y and by 8.3% q-o-q, as follows:

Total Assets under Management – R$ million
	Mar/06	Dec/05	Mar/05

Investment Funds	116,875	107,540	91,730
Managed Portfolios	8,468	8,162	7,458
Third-Party Funds	5,937	5,480	5,569

Total	131,280	121,182	104,757

Total Fixed Income	119,501	110,523	94,395
Total Variable Income	5,842	5,179	4,793
Total Third-Party Funds	5,937	5,480	5,569

Overall Total	131,280	121,182	104,757

Adjusted Net Interest Income

For a better analysis, the Net Interest Income was adjusted by the effects of the sale of investments and hedge of investments abroad and is shown in the following table:

In R$ million
	1Q06	1Q05	Variation	1Q06	4Q05	Variation
Reported NII	5,260	3,999	1,261	5,260	4,429	831
( - ) Sale of Belgo Mineira	-	(327)	327	-	-	-
( - ) Hedge/Exchange Variation	(285)	(10)	(275)	(285)	174	(459)
Adjusted NII	4,975	3,662	1,313	4,975	4,603	372
% Adjusted by Average Assets	9.7%	8.0%	-	9.7%	9.3%	-
Note: For further details see page 63 of the Report on Economic and Financial Analysis.

In the year, the R$ 1.313 billion Adjusted Net Interest Income growth was due to:

• R$ 1.048 billion increase in interest income operations, caused by higher business volumes; and
• R$ 265 million increase in non-interest income, mainly as a result of higher Securities and Treasury gains.

In the quarter, the R$ 372 million increase was originated by:

• R$ 61 million increase in interest income operations, in view of higher average business volumes; and
• R$ 311 million increase in non-interest income, mainly as a result of higher Securities and Treasury gains.

Allowance for Doubtful Accounts (PDD) Expenses

In the year, the R$ 303 million addition is in line with Bradesco’s loan portfolio increase, especially in the Individual segment.

In the quarter, the R$ 168 million addition was due to portfolio increase coupled with seasonality effect, in the individual segment.

In R$ million

				Variation

	1Q06	4Q05	1Q05	Quarter	Year

Regular Allowance for Doubtful
Accounts Expenses	920	708	622	212	298

Additional Provision	18	62	13	(44)	5

Reported Allowance for Doubtful
Accounts Expenses	938	770	635	168	303

Fee Income

The increase of this income was due to:

• increase in the operations volume;
• client base increase; and
• segmentation process.

In the year, the R$ 379 million growth is mainly due to the following fees:

• Checking Account - R$ 92 million;
• Loan Operations - R$ 75 million;
• Cards - R$ 59 million;
• Asset Management - R$ 57 million;
• Collection - R$ 22 million; and
• Consortium - R$ 14 million.

In the quarter, the R$ 30 million growth was originated by the increase in the following fees:

• Fund Management - R$ 28 million;
• Loan Operations - R$ 12 million; and
• Checking Account - R$ 5 million.

Personnel Expenses

In the year, the R$ 198 million variation was due to:

• growth in employee profit sharing expenses of R$ 35 million;
• increase in severance and labor provision expenses of R$ 58 million;
• The impact of the acquisition of Banco BEC of R$ 15 million; and
• increase in payroll, resulting from the 2005 collective bargaining agreement (6%), benefits and other, of R$ 90 million.

In the quarter, the variation of R$ 58 million was a result of:

• growth in employee profit sharing expenses of R$ 37 million;
• increase in severance and labor provision expenses of R$ 25 million;
• The impact of the acquisition of Banco BEC, which impacted in R$ 15 million; and
• lower expenses due to vacation concentration, net of increase in payroll of R$ 19 million.

Other Administrative Expenses

In the year, the R$ 125 million growth was mostly due to:

• the increase in the client base;
• impact of the acquisition of Banco BEC in the 1st quarter of 2006 of R$ 16 million; and
• investments in the improvement and optimization of the technological platform (IT).

In the quarter, the R$ 122 million reduction was due to:

• lower Advertising expenses in 1Q06 of R$ 112 million.

Performance Indexes

Operating Efficiency Ratio:

Reflecting the focus on personnel and administrative expenses, as well as the increase on several income sources, we present the continued improvement in this ratio below:

Coverage Ratio:

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has been improving over the last quarters, as follows:

Insurance, Private Pension Plans and Savings Bonds

Bradesco Seguros e Previdência (Bradesco Insurance and Pension Plans) reported Net Income of R$ 461 million in 1Q06 (R$ 372.0 million in 4Q05) and of R$ 431.0 million in 1Q05. Operating ratios improvement with a highlight for claims, personal and general expenses, offset tax rate decrease.

Premiums from Private Pension Plans and Savings Bonds amounted to R$ 4.4 billion in 1Q06 compared to R$ 3.6 billion in 1Q05, an increase of 21.6% and a 25% market share.

Technical Provisions totaled R$ 42.6 billion, representing a 37.5% market share of the entire Brazilian Technical Provision market, according to Susep’s figures.

Considering Pension Plans, with a R$ 181.9 million Income, the company kept the strategy of selling PGBL and VGBL products, maintaining its leadership in the segment.

In the Life Segment, we emphasize low-ticket products selling, especially the products “Vida Máxima Mulher Bradesco“ (Life Insurance for Women) and “Vida Segura Bradesco“ (Bradesco Safe Life), closing the quarter with a Net Income of R$ 71.7 million, maintaining its market leadership.

In the Saving Bonds segment, monthly payment products accounted for approximately 76% of Savings Bonds portfolio. The positive result for the quarter was of R$ 68.5 million.

In the Auto and Basic Lines, managed by Bradesco Auto/RE, sales reached R$ 678 million in net premiums (5% growth), closing the quarter with a R$ 29.6 million Income.

Bradesco Saúde (Bradesco Health) segment posted a 14% increase in the sales of Corporate Plans, which have been accounting for 74% of total sales. By focusing on the sales of Corporate Plans, the company added to its portfolio 12 thousand companies. Out of the 100 largest companies in Brazil, 31 are clients of Bradesco Saúde. Technical provisions for this segment amounted to R$ 1.641 billion, up 40% over 2005.

Highlights of the IR Area

On April 11, Bradesco informed the Market about the creation of the Market Relations Department, which comprises the Investor Relations and Social-environmental Responsibility Areas, managed by Mr. Jean Philippe Leroy, Executive General Manager.

Highlights of the Quarter

• On March 20, a partnership was reached with the American Express Company, by means of which Bradesco takes over its credit card operations and similar activities in Brazil, and starts having the exclusivity right for the issuance of cards of the Centurion line in the Country, for a minimum period of 10 years, and the management of the network of establishments using Amex Cards.

• On March 24, a 15% increase in the amount of Monthly Interest on Own Capital, to be paid as of May/2006, increasing it from R$ 0.028500000 to R$ 0.032775000 (net of income tax - R$ 0.027858750), related to common stocks, and from R$ 0.031350000 to R$ 0.036052500 (net of income tax - R$ 0.030644625), to preferred stocks, both per stock, paid in advance to stockholders, in conformity with the Monthly Compensation System, on the account of the result reached at the end of the year.

• On March 28, a partnership was reached amongst Bradesco, Fidelity National Information Services and Banco ABN AMRO Real, with the creation of Fidelity Processadora e Serviços S.A., which will provide services related to card activities, pointing out processing, Call Center management, back office support, risk management and collection services.

NOTE: The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of March 31, 2006, are available on our Website (www.bradesco.com.br/ir) in the Portuguese, English and Spanish versions.

CONFERENCE CALL INFORMATION
Date: Tuesday, May 9, 2006

Portuguese	English

9:30 am (São Paulo time)	11 am (São Paulo time)
8:30 am (US EST time)	10 am (US EST time)

Brazil (55 11) 4613-0501 / 4613-4525	USA (1-800) 860-2442
International (55 11) 4613-0501 / 4613-4525	International (1-412) 858-4600
Brazil (55 11) 4613-0502

Code: Bradesco	Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from May 9 to 17, 2006, at the phone numbers (55 11) 4613-4532 for Portuguese, conference call code: 145 and (55 11) 4613-4532 for English, conference code 556. Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1Q06	4Q05	1Q05

USD Commercial Rate	(7.19)	5.33	0.43

IPCA	1.44	1.67	1.79

CDI	4.04	4.31	4.18

Selic (closing)	16.50	18.00	19.25

USD Commercial Rate
(closing) – in R$	2.1724	2.3407	2.6662

Macroeconomic Scenario

In %	2006	2007	2008

IPCA	4.30	4.46	4.50

Selic (closing)	14.0	13.0	12.0

GDP	3.8	4.0	4.0

USD Commercial Rate	2.20	2.30	2.38
(closing) - in R$

MAIN FIGURES AND INDEXES

In R$ Million	1Q06	1Q05%		1Q06	4Q05%

Net Income	1,530	1,205	27.0	1,530	1,463	4.6

Earnings per Share (R$) (*)	1.56	1.22	27.9	1.56	1.49	4.7

Book Value per Stock (R$) (*)	20.81	16.81	23.8	20.81	19.82	5.0

ROAE (Annualized)	34.6	34.7	-	34.6	35.3	-

ROAA (Annualized)	2.9	2.6	-	2.9	2.9	-

Net Interest Income –Reported	5,260	3,999	31,5	5,260	4,429	18.8

Net Interest Income - Adjusted	4,975	3,662	35,9	4,975	4,603	8.1

Fee Income	2,040	1,661	22,8	2,040	2,010	1.5

Personnel and Administrative Expenses	(2,736)	(2,413)	13,4	(2,736)	(2,800)	(2.3)

Total Assets	216,391	191,299	13,1	216,391	208,683	3.7

Loan Portfolio	84,426	65,979	28,0	84,426	81,130	4.1

Sureties and Guarantees	10,736	9,085	18,2	10,736	9,630	11.5

Allowance for Doubtful Accounts	(5,315)	(4,301)	23,6	(5,315)	(4,959)	7.2

Deposits	74,482	71,372	4,4	74,482	75,406	(1.2)

Subordinated Debts	9,614	6,117	57,2	9,614	6,719	43.1

Technical Provisions	42,555	35,328	20,5	42,555	40,863	4.1

Stockholders’ Equity	20,375	16,538	23,2	20,375	19,409	5.0

In %

Efficiency Ratio	39.3	46.6	-	39.3	46.0	-

Efficiency Ratio (**)	42.9	52.7	-	42.9	44.8	-

Expanded Combined Ratio	86.0	92.1	-	86.0	91.8	-

BIS Ratio (Economic-Financial Consolidated)	19.0	17.1	-	19.0	17.3	-

(Total Consolidated)	16.7	15.0	-	16.7	15.2	-

Fixed Asset Ratio (Economic-Financial Consolidated)	42.6	43.8	-	42.6	45.3	-

(Total Consolidated)	13.9	21.1	-	13.9	16.7	-

In R$ Million	1Q06	1Q05%		1Q06	4Q05%

Interest on Own Capital/Dividends	539	366	47.3	539	344	56.7

Total Stock (in Thousand) (*)	979,282	983,744	0.5	979,282	979,389	-

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus held on 11.22.2005.

(**) YTD

INCOME STATEMENTS

In R$ Million	1T06	1T05%		1T06	4T05%

REVENUES FROM FINANCIAL INTERMEDIATION	9,081	8,109	12.0	9,081	9,939	(8.6)

EXPENSES FROM FINANCIAL INTERMEDIATION	3,821	4,110	(7.0)	3,821	5,510	(30.7)

NET INTEREST INCOME	5,260	3,999	31.5	5,260	4,429	18.8

Allowance For Doubtful Accounts	(938)	(635)	47.7	(938)	(770)	21.8

GROSS INCOME FROM FINANCIAL INTERMEDIATION	4,322	3,364	28.5	4,322	3,659	18.1

OTHER OPERATING INCOME (EXPENSES)	(1,825)	(1,780)	2.5	(1,825)	(1,785)	2.2

Fee Income	2,040	1,661	22.8	2,040	2,010	1.5

Retained Premiums from Insurance,
Private Pension Plans and Savings	3,458	2,796	23.7	3,458	4,304	(19.7)
Bonds

Change in Technical Provisions for
Insurance, Private Pension Plans	(579)	(418)	38.5	(579)	(1,319)	(56.1)
and Savings Bonds

Claims – Insurance Operations	(1,509)	(1,372)	10.0	(1,509)	(1,533)	(1.6)

Savings Bonds Draws and Redemptions	(285)	(246)	15.9	(285)	(332)	(14.2)

Insurance and Private Pension Plans Selling Expenses	(243)	(229)	6.1	(243)	(264)	(8.0)

Private Pension Plans Benefits and Redemption Expenses	(727)	(745)	(2.4)	(727)	(593)	22.6

Personnel Expenses	(1,419)	(1,221)	16.2	(1,419)	(1,361)	4.3

Other Administrative Expenses	(1,317)	(1,192)	10.5	(1,317)	(1,439)	(8.5)

Tax Expenses	(544)	(405)	34.3	(544)	(501)	8.6

Equity in Earnings of Affiliated Companies	5	(5)	-	5	7	(28.6)

Other Operating Income	255	300	(15.0)	255	300	(15.0)

Other Operating Expenses	(960)	(704)	36.4	(960)	(1,064)	(9.8)

OPERATING INCOME	2,497	1,584	57.6	2,497	1,874	33.2

NON-OPERATING INCOME	(32)	(6)	433.3	(32)	(69)	(53.6)

INCOME BEFORE TAXES AND PROFIT SHARING	2,465	1,578	56.2	2,465	1,805	36.6

INCOME TAX AND SOCIAL CONTRIBUTION	(930)	(373)	149.3	(930)	(337)	176.0

MINORITY INTEREST IN SUBSIDIARIES	(5)	-	-	(5)	(5)	-

NET INCOME	1,530	1,205	27,0	1.530	1.463	4.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.